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                             EMPLOYMENT AGREEMENT

        EMPLOYMENT AGREEMENT, dated as of May , 1996, by and between Steven Madden, Ltd., a New York corporation (the "Company"), and FAYE S. WEISBERG, an individual residing at 440 East 62nd Street, Apt. 19F, New York, NY 10021 (the "Executive").

                              W I T N E S E T H :

        WHEREAS, the Company desires to secure the services of the Executive upon the terms and conditions hereinafter set forth; and

        WHEREAS, the Executive desires to render services to the Company upon the terms and conditions hereinafter set forth.

        NOW, THEREFORE, the parties mutually agree as follows:

        Section 1. Employment. The Company hereby employs Executive and the Executive hereby accepts such employment, as the Vice President/National Director of Sales of the Company's wholly owned subsidiary, Diva Acquisition Corp., including the business formerly carried on by Diva International, Inc. ("Diva"), and the National Director of Catalog Sales for the Company and its subsidiaries, subject to the terms and conditions set forth in this Agreement. For purposes of this Agreement, Catalog Sales means sales through catalogs produced or published by persons other than the Company or its subsidiaries.

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        Section 2.   Duties.  The Executive shall serve as the Vice
President/National Director of Sales for Diva and as National Director of Catalog Sales for the Company and its subsidiaries and shall(i) be responsible for supervising the national sales of Diva and national catalog sales for the Company and its subsidiaries and developing a catalog for the Company and its subsidiaries; and (ii) properly perform such duties as may be lawfully assigned to her from time to time by the President and the Board of Directors of the Company. If requested by the Company, the Executive shall serve on the Board of Directors or any committee thereof without additional compensation. During the term of this Agreement, the Executive shall devote all of her business time to the performance of her duties hereunder unless otherwise authorized by the Board of Directors; provided, however, that the Executive may devote reasonable amounts of time, to the pursuit of Executive's personal business activities which are wholly unrelated to the footwear industry, provided such activities are not conducted during normal business hours or at such times as the Company may require Executive's services.

        Section 3.   Term of Employment; Preliminary Period; Vacation.

              (a)  The term (the "Term") of the Executive's employment


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shall be for a period of thirty six (36) months commencing on May 6, 1996 (the
"Start Date"), subject to earlier termination by the parties pursuant to Sections 5 and 6 hereof. Unless otherwise specifically provided herein, all compensation obligations commence as of the Start Date.

              (b) Notwithstanding any other provisions in this Agreement, during the ninety (90) day period following the Start Date, the Company or the Executive may terminate this Agreement by delivering to the other party five
(5) days prior written notice of termination. Upon such termination, neither party shall have any obligation to the other party, except that the Company shall pay to the Executive (i) the Expense Reimbursement Amount (as hereinafter defined), (ii) the Unpaid Salary Amount (as hereinafter defined) through the termination date and (iii) the Initial Options (as hereinafter defined) which shall remain exercisable for a period of one (1) year following the termination date.

              (c) The Executive shall be entitled to four (4) weeks vacation during each year of the Term.

        Section 4.   Compensation of Executive.

              4.1 Salary. The Company shall pay to Executive a base salary of One Hundred Thirty Thousand ($130,000) Dollars per

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annum (the "Base Salary"), less such deductions as shall be required to be withheld by applicable law and regulations. All salaries payable to Executive shall be paid at such regular weekly, biweekly or semi-monthly time or times as the Company makes payment of its regular payroll in the regular course of business. Commencing on the first anniversary of the Start Date hereof, and on each anniversary thereafter during the term of this Agreement, the Base Salary shall be increased by 10%.

        Prior to October 1, 1996, the Company and the Executive agree to negotiate, in good faith, appropriate compensation to be paid to Executive in consideration for Executive's services in the development of the Company's mail order catalog which shall be developed for purposes of selling products of the Company or its subsidiaries directly to the consumer.

              4.2 Performance Bonus. During the term of this Agreement, the Executive shall be entitled to receive a performance bonus (the "Performance Bonus") based upon the Net Sales of Diva (including Diva Catalog Sales). For purposes of this Agreement "Net Sales" shall be defined as gross sales less returns, damaged goods and goods not delivered, all as determined in accordance with the generally accepted accounting principles and as reflected on the Company's quarterly financial statements.

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Within 45 days following the end of each fiscal quarter beginning with the quarter ending June 30, 1996, the Executive shall be entitled to receive a Performance Bonus for that fiscal quarter equal to one percent (1%) of the amount by which quarterly Net Sales exceed $750,000 and one half of one percent (.5%) of the amount by which quarterly Net Sales exceed $2,500,000. An adjustment shall be made at the end of the relevant fiscal year so that the Performance Bonus paid to the Executive for the fourth fiscal quarter shall result in the Executive receiving an annual Performance Bonus for that entire fiscal year equal to one percent (1%) of the amount by which annual Net Sales exceeds $3,000,000 and one half of one percent (.5%) of the amount by which annual Net Sales exceeds $10,000,000. The Company shall pay the Performance Bonus in cash. For purposes of this Agreement the term "fiscal year" shall mean the calendar year.

              4.3 Stock Options. (a) Upon the execution of this Agreement, the Executive shall receive options to purchase 30,000 shares of Common Stock of the Company at a price equal to $5.50 per share, which shall be immediately exercisable and subject to the terms and conditions of an Option Agreement, substantially in the form of Exhibit A attached hereto (the "Initial Options").

              (b)  In addition, the Executive shall be entitled to receive

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options to purchase 30,000 shares of Common Stock of the Company for each
$2,000,000 by which Net Sales of Diva (including Diva Catalog Sales) for any fiscal year exceed $3,000,000 (i.e. upon the achievement of annual Net Sales of $5,000,000, $7,000,000, $9,000,000 and $11,000,000 (the "Net Sales Targets")),
up to a maximum aggregate grant of 120,000 options (the "Performance Options"). The Performance Options shall be issued as soon as possible, but no later than within ninety (90) days following the end of the relevant fiscal year and shall be exercisable at a price equal to the closing bid price of the Company's shares of Common Stock on such date; provided however, that should one of the Net Sales Targets be achieved prior to the fourth fiscal quarter, the appropriate number of Performance Options shall be issued as soon as possible but no later than forty five (45) days following the end of the fiscal quarter during which the Net Sales Target was achieved at a price equal to the closing bid price of the Company's shares of Common Stock on such date. Upon the issuance of all of the Performance Options prior to the end of the Term, the Company and the Executive shall negotiate in good faith towards the issuance of options or other additional compensation for the Executive. The Performance Options will be substantially in the form of Exhibit B and shall be registered by

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the Company for sale to the public.

              4.4 Sales Commission. Within forty-five (45) days following the end of each fiscal quarter, the Executive shall be entitled to receive a sales commission, in cash, equal to two percent (2%) of the total Gross Catalog Sales, meaning gross orders booked or invoiced, without reduction for returns, allowances or other items of the Company and any subsidiary during such fiscal quarter (the "Sales Commission"). The Company shall advance to the Executive an amount equal to $1,500 per month (the "Advance Amount"), such amounts to reduce the Sales Commissions payable during the Term pursuant to the preceding sentence. In the event that the aggregate amount of the Sales Commission earned during the Term is not equal to or greater than the Advance Amount paid, then the Executive shall not be required to repay the Advance Amount to the Company.

              4.5 Expenses. During the Term, the Company shall promptly reimburse the Executive for all reasonable and necessary travel expenses and other disbursements incurred by the Executive on behalf of the Company, in performance of the Executive's duties hereunder, assuming Executive has received prior approval for such travel expenses and disbursements by the Company to the extent possible.


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              4.6  Benefits.  The Executive shall be permitted during the Term to participate in any hospitalization or disability insurance plans, health programs, pension plans, bonus plans or similar benefits that may be available to other executives of the Company or Diva subject to such eligibility rules as are applied to senior managers generally. In the event that the Executive elects not to be covered the benefit plans provided by the Company to its other executives, the Company shall pay to the Executive an amount equal to the amount the Company would have paid on the Executive's behalf for such benefits, less any amount which each participating executive is required to contribute for such plan coverage.

              5. Disability of the Executive. If the Executive is incapacitated or disabled by accident, sickness or otherwise so as to render the Executive mentally or physically incapable of performing the services required to be performed under this Agreement for a period of 180 days in any period of 360 consecutive days (a "Disability"), the Company may, at the time or any time thereafter, at its option, terminate the employment of the Executive under this Agreement immediately upon giving the Executive written notice to that effect.

              6.   Termination.

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              (a)  The Company may terminate the employment of the Executive and all  of the Company's obligations under this Agreement at any time for Cause
(as hereinafter defined) by giving the Executive notice of such termination, with reasonable specificity of the details thereof. "Cause" shall mean (i) the Executive's misconduct which could reasonably be expected to have a material adverse effect on the business and affairs of the Company, (ii) the Executive's disregard of lawful instructions of the Company's Board of Directors or President consistent with the Executive's position relating to the business of the Company or neglect of duties or failure to act, which, in each case, could reasonably be expected to have a material adverse effect on the business and affairs of the Company, (iii) the Executive engages in conduct which is publicly abusive to the Company's Chief Executive Officer or members of the Board of Directors, (iv) the commission by the Executive of an act constituting common law fraud, or a felony, or criminal act against the Company or any affiliate thereof or any of the assets of any of them, (v) the Executive's abuse of alcohol or other drugs or controlled substances, or conviction of a crime involving moral turpitude, (vi) the Executive's material breach of any of the agreements contained herein or (vii) the Executive's death or resignation

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hereunder; provided however, that if the Executive resigned as a result of a material breach by the Company of this Agreement, such resignation shall not be considered "Cause" hereunder. A termination pursuant to Section 6(a)(i), (ii),
(iv), (v) (other than as a result of a conviction of a crime involving moral turpitude) or (vi) shall take effect 60 days after the giving of the notice contemplated hereby unless the Executive shall, during such 60-day period, remedy to the reasonable satisfaction of the Board of Directors of the Company the misconduct, disregard, abuse or breach specified in such notice; provided, however, that such termination shall take effect immediately upon the giving of such notice if the Board of Directors of the Company shall, in its reasonable discretion, have determined that such misconduct, disregard, abuse or breach is not remediable (which determination shall be stated in such notice). A termination pursuant to Section 6(a)(iii), (v) (as a result of a conviction of a crime involving moral turpitude) or (vii) shall take effect immediately upon the giving of the notice contemplated hereby.

              (b) The Company or the Executive may terminate the employment of the Executive and all of the Company's obligations under this Agreement (except as hereinafter provided) at any time during the Employment Period without Cause by giving the

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Executive or the Company, as appropriate, written notice of such termination, to be effective 15 days following the giving of such written notice. For convenience of reference, the date upon which any termination of the employment of the Executive pursuant to Sections 5 or 6 shall be effective shall be hereinafter referred to as the "Termination Date". In the event the Executive resigns as a result of a material breach of the Agreement by the Company, such resignation shall be treated as a termination by the Company other than for Cause, as described in Section 7(c) provided the Executive shall have given the Company thirty (30) days written notice, and the Company shall not have cured the breach within such thirty (30) day period.

              7.   Effect of Termination of Employment.

              (a) Upon the termination of the Executive's employment for Cause, neither the Executive nor the Executive's beneficiaries or estate shall have any further rights to compensation under this Agreement or any claims against the Company arising out of this Agreement, except the right to receive
(i) the unpaid portion of the Base Salary provided for in Section 4.1, earned through the Termination Date (the "Unpaid Salary Amount"), (ii) reimbursement for any expenses for which the Executive shall not have theretofore been reimbursed, as

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provided in Section 4.6 (the "Expense Reimbursement Amount") and (iii) accrued and unpaid amounts owed to the Executive under Sections 4.2 and 4.4 hereof computed on a pro rata basis through the Termination Date.

              (b) Upon the termination of the Executive's employment for a Disability, neither the Executive nor the Executive's beneficiaries or estate shall have any further rights to compensation under this Agreement or any claims against the Company arising out of this Agreement, except the right to receive
(i) the Unpaid Salary Amount, (ii) the Expense Reimbursement Amount and (iii) accrued and unpaid amounts owed to the Executive under Section 4.2, 4.3 and 4.4 hereof through the Termination Date, including a pro-rata entitlement to such amounts equal to the award to which the Executive would have been entitled at the end of the applicable fiscal period pro-rated for the period of the Executive's employment during such fiscal period (collectively, the "Additional Payments").

              (c) Upon the termination of the Executive's employment for other than Cause or a Disability, neither the Executive nor the Executive's beneficiaries or estate shall have any further rights to compensation under this Agreement or any claims against the Company arising out of this Agreement, except the Executive

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shall have the right to receive (i) the Unpaid Salary Amount, (ii) the Expense
Reimbursement Amount, (iii) severance compensation equal to the Base Salary for the term of this Agreement (as if this Agreement was not terminated), 50% of which is payable on the Termination Date and 50% of which is payable in equal monthly installments during the period commencing thirty (30) days following the Termination Date and continuing for a period of twelve months thereafter, and
(iv) the Additional Payments.

        Section 8. Disclosure of Confidential Information. Executive recognizes that she has had and will continue to have access to secret and confidential information regarding the Company, including but not limited to its customer list, products, know-how, and business plans. Executive acknowledges that such information is of great value to the Company, is the sole property of the Company, and has been and will be acquired by her in confidence. In consideration of the obligations undertaken by the Company herein, Executive will not, at any time, during or after her employment hereunder, reveal, divulge or make known to any person, any information acquired by Executive during the course of her employment, which is treated as confidential by the Company, including but not limited to its

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customer list, not otherwise in the public domain, other than in the ordinary of business during her employment hereunder. The provisions of this Section 8 shall survive Executive's employment hereunder.

        Section 9. Covenant Not To Compete.

        (a) Executive recognizes that the services to be performed by her hereunder are special, unique and extraordinary. The parties confirm that it is reasonably necessary for the protection of Company that Executive agree, and accordingly, Executive does hereby agree, that she shall not, directly or indirectly, at any time during the term of the Agreement and the "Restricted Period" (as defined in Section 9(e) below):

               (i) except as provided in Subsection (c) below, be engaged in the sale, marketing or distribution of footwear products or provide technical assistance, advice or counseling regarding the footwear industry in any state in the United States in which the Company or any affiliate thereof is engaged in business, either on her own behalf or as an officer, director, stockholder, partner, consultant, associate, employee, owner, agent, creditor, independent contractor, or co-venturer

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                    of any third party; or

              (ii) employ or engage, or cause or authorize, directly or indirectly, to be employed or engaged, for or on behalf of herself or any third party, any employee or agent of Company or any affiliate thereof.

        (b) Executive hereby agrees that she will not, directly or indirectly, for or on behalf of herself or any third party, at any time during the term of the Agreement and during the Restricted Period solicit any customers of the Company or any affiliate thereof.

        (c) If any of the restrictions contained in this Section 9 shall be deemed to be unenforceable by reason of the extent, duration or geographical scope thereof, or otherwise, then the court making such determination shall have the right to reduce such extent, duration, geographical scope, or other provisions hereof, and in its reduced form this Section shall then be enforceable in the manner contemplated hereby.

        (d) This Section 9 shall not be construed to prevent Executive from owning, directly or indirectly, in the aggregate, an amount not exceeding five percent (5%) of the issued and outstanding voting securities of any class of any company whose

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voting capital stock is traded on a national securities exchange or on the over-the-counter market other than securities of the Company.

        (e) The term "Restricted Period," as used in this Section 9, shall mean the period of Executive's actual employment hereunder plus (A) in the event the Executive voluntarily terminates her employment after the Preliminary Period other than a resignation as a result of a material breach of the Agreement by the Company, six months, and (B) in the event the Executive's employment is terminated without Cause or a Disability as described in Section 7(c) above, the period during which the Company is required to make continued payments to the Executive pursuant to this Agreement; provided, however, that, in the event the Executive waives, in writing, her right to receive such continued payments, the Executive shall not be subject to this Section 9.

        (f) The provisions of this Section 9 shall survive the end of the Restricted Period as provided in Section 9(e) hereof.

        Section 10.  Miscellaneous.

              10.1 Injunctive Relief. Executive acknowledges that the services to be rendered under the provisions of this


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Agreement are of a special, unique and extraordinary character and that it would be difficult or impossible to replace such services. Accordingly, Executive agrees that any breach or threatened breach by her of Sections 8 or 9 of this Agreement shall entitle Company, in addition to all other legal remedies available to it, to apply to any court of competent jurisdiction to seek to enjoin such breach or threatened breach. The parties understand and intend that each restriction agreed to by Executive hereinabove shall be construed as separable and divisible from every other restriction, that the unenforceability of any restriction shall not limit the enforceability, in whole or in part, of any other restriction, and that one or more or all of such restrictions may be enforced in whole or in part as the circumstances warrant. In the event that any restriction in this Agreement is more restrictive than permitted by law in the jurisdiction in which Company seeks enforcement thereof, such restriction shall be limited to the extent permitted by law.

              10.2 Assignments. Neither Executive nor the Company may assign or delegate any of their rights or duties under this Agreement without the express written consent of the other.

              10.3 Entire Agreement. This Agreement constitutes and embodies the full and complete understanding and agreement of the


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parties with respect to Executive's employment by Company, supersedes all prior understandings and agreements, whether oral or written, between Executive and Company, and shall not be amended, modified or changed except by an instrument in writing executed by the party to be charged. The invalidity or partial invalidity of one or more provisions of this Agreement shall not invalidate any other provision of this Agreement. No waiver by either party of any provision or condition to be performed shall be deemed a waiver of similar or dissimilar provisions or conditions at the same time or any prior or subsequent time.

              10.4 Binding Effect. This Agreement shall inure to the benefit of, be binding upon and enforceable against, the parties hereto and their respective successors, heirs, beneficiaries and permitted assigns.

              10.5 Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

              10.6 Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, sent by registered or certified mail,


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return receipt requested, postage prepaid, or by private overnight mail service
(e.g. Federal Express) to the party at the address set forth above or to such other address as either party may hereafter give notice of in accordance with the provisions hereof. Notices shall be deemed given on the sooner of the date actually received or the third business day after sending.

              10.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to such State's conflicts of laws provisions and each of the parties hereto irrevocably consents to the jurisdiction and venue of the federal and state courts located in the State of New York, County of New York.

              10.8 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one of the same instrument.

              10.9 Separability. If any of the restrictions contained in this Agreement shall be deemed to be unenforceable by reason of the extent, duration or geographical scope thereof, or otherwise, then the court making such determination shall have the right to reduce such extent, duration, geographical scope, or other provisions hereof, and in its reduced form this Agreement shall


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then be enforceable in the manner contemplated hereby.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.


                                        STEVEN MADDEN, LTD.



                                     By:______________________________________
                                        Name:  Steven Madden
                                        Title: Chief Executive Officer


                                        ______________________________________
                                        Faye S. Weisberg




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